Filed by Xeris Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Strongbridge Biopharma plc

Commission File No.: 001-37569

Date: May 24, 2021

The following communication is a transcript of a conference call held on May 24, 2021 and is being filed in connection with the proposed acquisition of Strongbridge Biopharma plc by Xeris Pharmaceuticals, Inc.

CORPORATE PARTICIPANTS

Allison Wey, Senior Vice President of Investor Relations and Corporate Communications, Xeris Pharmaceutical, Inc.

Paul Edick, Chairman and Chief Executive Officer, Xeris Pharmaceutical, Inc.

John Johnson, Chief Executive Officer, Strongbridge Biopharma plc

Rich Kollender, Chief Financial Officer, Strongbridge Biopharma plc

Dr. Fred Cohen, Chief Medical Officer, Strongbridge Biopharma plc

CONFERENCE CALL PARTICIPANTS

Annabel Samimy, Stifel Nicolaus

Chris Howerton, Jefferies

Daniel Busby, RBC Capital Markets

Jackie Yan, Oppenheimer

Jon Wolleben, JMP Securities

Difei Yang, Mizuho Securities

Zack, Piper Sandler

Robin Garner, Craig-Hallum

PRESENTATION

Operator

Good day and thank you for standing by. Welcome to today’s call to discuss Xeris’ acquisition of Strongbridge conference call.

Please be advised today’s conference is being recorded.

I would now like to hand the conference over to your speaker today, Allison Wey, Senior Vice President of Investor Relations and Corporate Communications of Xeris. Please go ahead.

Allison Wey

Thank you, Mary, and good morning. Welcome to our conference call to discuss Xeris’ acquisition of Strongbridge, which we announced earlier this morning.

Before we begin, I need to provide certain cautionary remarks about forward-looking statements. Except for historical information, the matters discussed in the teleconference may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including projections, estimates and descriptions of future events. Any such statements are based on current expectations and current economic conditions and are subject to risks and uncertainties that may cause actual results to differ materially from results anticipated in these forward-looking statements. In this regard, we direct listeners to the cautionary statements continued in our Form 10-Ks, 10-Qs and other periodic reports filed with the U.S. SEC.

The joint press release announcing the transaction includes important disclosures that apply to this call. Please also note this call does not constitute an offer to sell or to buy or the solicitation of any offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

In connection with the proposed transaction, Xeris and Strongbridge intend to file a registration statement on Form S4 with the SEC, which include a joint proxy statement and a prospectus. Xeris and Strongbridge will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decisions, investors and security holders of Xeris and Strongbridge are urged to carefully read the entire registration statement and proxy statement prospectus when they become available, as well as any amendments of supplements to these documents because they will contain important information about the proposed transaction.

The proposed acquisition of Xeris is governed by the Irish Takeover Rules. Under those rules, material new information or significant new opinions which have not already been made publicly announced may not be given on this call. It is also not permitted on this call to give any forward-looking information, including profit forecast or synergy statements that have not been included in public announcements by Xeris or Strongbridge, and in particular in their joint announcement earlier today under Rule 2.5 of the Irish Takeover Rules.

On the call today are Paul Edick, Chairman and CEO of Xeris, and John Johnson, CEO of Strongbridge.

After the prepared remarks, we’ll open up for Q&A and Paul and John will be joined by additional executives from both teams.

Please limit yourself to one question and one follow-up.

With that, I’ll turn the call over to Paul Edick, Chairman and CEO of Xeris.

Paul Edick

Thank you, Allison, and good morning, everyone. Welcome to the conference call.

We are very excited to discuss this combination today. We think it’s an important day for both Xeris and Strongbridge as companies. We believe it’s an important day for the patients and caregivers that we serve and the healthcare providers that we serve on a daily basis, and an important day for our investors.

Before starting, I wanted to thank the teams on both sides for all the hard work, long hours and dedication to getting this deal done. It truly has been a remarkable effort by everyone involved.

Through the combination of Xeris and Strongbridge, we believe is highly complementary. We believe it builds on the critical mass, or builds critical mass needed for accelerated growth of the portfolio and pipeline of both companies, increases our financial strength, creates an impressive combined portfolio of assets and, importantly, avoids duplicative infrastructure, especially on the commercial side. The bottom line is, we don’t believe there’s any head scratchers here. So what I’m going to do is I’m going to go into some relatively considerable detail on each of those points. And I do want to warn everyone ahead of time when we change slides there will be some delay and we’ll try to remind you which slides we’re on as we go through.

I’m on Slide #6.

As I said, the combination of Xeris and Strongbridge will result in a specialty-focused, innovative leader in both endocrinology and rare diseases. First and foremost, we’ll have a diversified and increased revenue growth, stronger revenue base with growing commercial assets in both Gvoke, which we’ll talk about more as we go through, and KEVEYIS, which John will talk about as we go through the presentation. Both products are competing in markets with large addressable potential and the opportunity for the rapid launch of RECORLEV, once it’s—if approved by the FDA through the Xeris experienced endocrinology sales force, will give us a much more enhanced and commercially successful launch.

Secondly, the specialized commercial platform. The combined company will have a robust endocrinology and rare disease focus commercial infrastructure, including fully operational patient and provider teams ready and able to bring benefits to the products for a wide range of our patients and for unmet needs.

Third, and very importantly, the advance and expanded pipeline—portfolio and pipeline of both marketed drugs and soon to be marketed drugs as well as additional assets that we can build with our technology platform, which we’ll talk about at some length later on.

The Company will also have a strengthened strategic and financial profile, scalable platform for continued development of specialist and rare disease oriented products, consolidation of our commercial stage and late stage product portfolios, and an enhanced commercial infrastructure, as I mentioned.

Very importantly, the combined company will also have combined synergies of approximately $50 million by avoiding both G&A and other infrastructure costs. Ultimately, we’ll be better positioned to meet the needs of patients and drive long-term growth.

On Page 7, you can see, as you get to that slide, it’s all in the press release. I’m going to hit a couple of the key highlights.

It’s an all stock transaction, values Strongbridge at approximately $267 million. The Strongbridge shareholders will have receive several contingent value rights worth up to an additional $1. The ownership percentage at closing will be approximately 60/40 Xeris and Strongbridge. And John, who you’ll be hearing from today, and Garheng Kong, will be joining the Board of the new combined company. Importantly, there are also several investors that have already expressed support for this transaction.

Moving to Slide #8.

For those of you who don’t know Xeris, I want to talk a little bit about who we are as a company and what we do. We’re focused on ready-to-use injectable and infusible drug formulations. We have two technologies. We’ll talk about them a little bit later as well. But XeriSol and XeriJect, we’re able to take drugs that are not stable or not soluble and turn them into stable soluble products. We’ll talk about a lead product that is already on the market. We’re competing in attractive markets with our current and future products. And we’ve got a proven endocrinology sales team that’s already calling on the doctors that we’re going to be calling on once Strongbridge’s drug, RECORLEV, is available.

I want to turn it over to John for a couple of seconds to talk about Strongbridge and make some opening comments.

John Johnson

Thanks, Paul, and good morning, everyone.

Before I begin, I just want to reiterate that it’s a pleasure to be with you all today to discuss this transformational combination that we believe will drive the next phase of Strongbridge’s growth. We look forward to working closely with the Xeris team to unlock the potential value of our combined assets while providing our shareholders with the opportunity to participate in the success of the combined company.

As Paul said, these two businesses are complementary. What Strongbridge does in this combination is bolt-on to Xeris a rare disease drug development and commercial infrastructure. We have experience launching and growing rare disease drugs and we’ve been delivering strong revenue growth and strong product contribution margin growth with KEVEYIS today. As we move forward, we look forward to using that experience and add infrastructure to launch RECORLEV alongside of Xeris with their large endocrinology footprint. There is clear alignment between the two companies. We have significant opportunity to build an even faster-growing biopharmaceutical company.

And now let’s take a little bit more time to talk about the two brands that lead the way here on Slide 9.

Paul Edick

Thanks, John.

When you look at the brands that the Company already has in the marketplace, Xeris is currently marketing Gvoke in both the HypoPen and the Pre-Filled Syringe versions that was developed using our proprietary technology, is indicated for severe hypoglycemia and patients with diabetes who are insulin, and has an addressable market in the neighborhood of $4 billion, a very substantial and something that we can accelerate the growth through this combination.

And John, a little bit about KEVEYIS?

John Johnson

KEVEYIS is Strongbridge’s first commercially available product. It is the first and only FDA approved therapy for primary periodic paralysis. This is a severe condition and certainly many of these patients when they have an attack appear in the emergency rooms, and what we heard from both patients and physicians alike during the pandemic was just how important a role this product was playing in these patients’ lives. This market is approximately $500 million in the U.S. We are seeing fast growth. We are seeing positive contribution margin.

But this is really just the beginning for these two companies. Let’s take a more in-depth look here on the next slide as a compelling opportunity that endocrinology offers both to Xeris team as well as the Strongbridge team as we prepare to enter the market with RECORLEV.

Paul?

Paul Edick

Thanks, John.

On Slide 10, I want to dive a little deeper into Gvoke and how we’re growing market share.

As I noted earlier, Gvoke is the first ready-to-use liquid-stable glucagon to treat severe hypoglycemia, an extremely common problem among insulin taking persons with diabetes. Essentially if you’re on insulin, you are at risk for severe hypoglycemia. There’s 6.8 million people in the United States on insulin, and currently only about 10% of them have glucagon handy or available. Even though the ADA and other medical societies have said that if you are on insulin or at risk for severe hypoglycemia you should have glucagon handy.

In fact, nine out of ten individuals who have diabetes and take insulin say they have experienced symptoms of severe hypoglycemia because of low blood sugar. It’s an urgent situation and currently, up until Gvoke, the primary mode of rescue was the emergency room. Given its ease of use, its role in addressing a real need among a growing population, we’re confident in our ability to drive Gvoke’s continued growth well into the future.

John, a little bit more about the RECORLEV opportunity in endocrinology.

John Johnson

Thanks, Paul.

But before I speak about RECORLEV, I want to emphasize that the team here at Strongbridge did significant diligence not only on Xeris but in particular Gvoke. We funded independent market research where we took the time to really listen to endocrinologists about their view of Gvoke, the opportunity in front of it and the need for this important product in patients taking insulin. We walked away excited. We heard clearly from the physicians that as they get to see (inaudible) because some had not seen a Xeris rep yet, that they will be adopting this product, and for us, as we looked at it coming out of the pandemic, certainly our expectation is that the product will continue to grow and grow rapidly.

Which dovetails nicely into RECORLEV. We have a significant commercial opportunity in front of us with this product. I’ll talk a little bit about that now and then also where we’re at.

We project, and we have given guidance that we expect RECORLEV to achieve peak net sales of approximately $250 million to $350 million annually. We know that this is a large well-defined rare disease population. But importantly, about 3,200 of the 8,000 patients who are treated with prescription therapy are not well controlled, and about 70% of this population are women who have significant side effects to some of the other medications that affect their quality of life. We’ve heard clearly from them and from their physicians that RECORLEV will play an important role if approved.

We did significant market research and continue to do it with RECORLEV. What we know is that endocrinologists, both in the academic setting as well as out in the community, indicate a high likelihood to prescribe the product if it is approved. I think it’s important to point out while there are pituitary centers that many of these patients will get referred into, there is a very strong and growing base of community endocrinologists that treat Cushing’s patients and have indicated that they will prescribe RECORLEV.

This is where it’s such a good fit with the sales footprint that Xeris has. We know that this area has been profitable for other companies. It is large though. And for a smaller company like ourselves to go outside of pituitary centers would be tough. We know that with the new footprint with Xeris that we’ll be able to get at that marketplace and get at it much more rapidly than we could ever get at it by ourselves.

So, during our diligence, we also became interested in the platform technologies and excited about them, that Xeris has.

And as we turn now to Slide 12, Paul will touch on those two platforms.

Paul Edick

Thanks, John.

Just a couple of words to echo John’s sentiments.

We believe that we’re already calling on the very centers that are going to be important for RECORLEV, and those relationships are already being built. So as John said, we’re going to be very well-positioned to launch RECORLEV quickly and successfully.

From a technology perspective, Xeris was built on the premise that we can make drugs better. We have two distinct technologies that, as I mentioned, one we call XeriSol, which is suited primarily for small molecule peptides, and XeriJect, which is for large molecules, monoclonals, etc.

With XeriSol, we can change drugs and make them more soluble, more stable in solution. And Gvoke gives us the first example of that, where we took a drug that required reconstitution, was unstable in a very short period of time, and turned it into a liquid-stable product, stable at room temperature for two years. We’ve put it in an auto-injector prefilled-syringe so that it’s easier to use for patients and self-administration in an emergency has really become an alternative for patients that never existed historically.

From a XeriJect perspective, we are developing and working with companies on a system that will allow delivery of large molecules in prefilled syringes or other convenient administrative put-ups, and no longer require IV administration. So, very significant and we can put our products in a variety of different tools, such as auto-injectors, syringes, multi-dose pens, pumps, etc.

So, very significant in terms of what we can potentially bring to the combination over time.

And that leads directly into when you look at the combination of these two companies, and I’m on Slide 13, very seldom will you see a pipeline and a portfolio—a portfolio and a pipeline of a company at the stage that our two companies are at combining in a way that has such a robust opportunity both now and well into the future.

You see two marketed products in Gvoke and KEVEYIS, a soon-to-be-marketed Ogluo, which is our glucagon in Europe, and the RECORLEV NDA currently under review. And then, beyond that, there’s a portfolio of Phase 2 and Phase 1 assets coming out of our technology and from Strongbridge that really bode well for future indications, future uses and future opportunities for the Company. In particular, additional uses of liquid-stable glucagon, now that there’s a liquid-stable version, it has great utility in a number of different potential indications, several of which we’re working on currently. And we have some products that we’ve developed that we’re going to be focused on out-licencing from our technology.

I want to turn it over to John to talk a little bit about the commercial opportunity that he started on a couple of minutes later on Slide 14.

John Johnson

Thanks, Paul.

As you look at Slide 14, when it comes up, when we looked at the opportunity to combine with Xeris, what we loved really was the fit. Not just the commercial piece that we’ve talked about thus far, but also the culture part of it. Certainly, Rich Kollender, our CFO, myself, as we interacted with the Xeris team, always walked away impressed by the people, the culture, their approach and how we discussed the possible combination and what that could mean. We know that this combined company will have a very strong presence in endocrinology as well as rare disease. We have two experienced commercial teams, patient advocacy infrastructures, patient services, which is so important in the rare disease segment, and certainly, that has been an ongoing strength of Strongbridge’s.

But if we step back for a second, anytime that Rich and I go to an investor conference, without fail, we’ll get at least once and sometimes multiple times a day an investor saying to us that you smaller companies with one product or two products need to get together in order to create more fundamental value for investors. And if you think about those challenges that a company like ours has faced, it’s when do you add additional resources? When do you train them? How do get at disease state education in front of it? How much do you invest? When do you invest, especially with the uncertainty that oftentimes comes with an FDA approval and time to launch and product labeling.

The great thing about this combination is we have a footprint in endocrinology with relationships in the most important offices that, with a push of a button, we can send out the training materials, get them up and going, have them at a meeting, get them ready to go out and do disease state education, combine them with a team that we have of our rare disease reps and patient services team and really go out and successfully launch RECORLEV. We believe that this is going to turbo charge the launch of RECORLEV, and that at the core is really around the value that we think, the fundamental value that we believe can be achieved by putting these two companies together. And the fact that our cultures fit so well is just the icing on the cake for us.

So, with that, I’d like to turn it over to Paul to talk a little bit about how this fundamental value is created on Slide 15.

Paul Edick

I’ll let people catch up a little bit.

There’s very little that I can add to what John said. The fundamentals of this combination we believe are going to be extremely attractive for investors. When you look at it just on the snapshot of the first quarter, both companies have products that are growing and growing fast, even in a pandemic. As I’ve said and I’m sure John has said many times on many calls, we’ve been all working virtually, yet working virtually we’re growing our key assets rapidly, and that bodes extremely well, especially on Xeris’ side with Gvoke going into the second half of the year, going into back-to-school, the accelerated potential for growth, and then being ready to drop in plug-and-play RECORLEV in our experienced field organization, which at that time will be over a hundred people in the field calling on endocrinologist. You can’t ask for a better picture. And, top that off with the fact the combined company, as John mentioned, not building all of that infrastructure for the launch of RECORLEV, we can realize significant synergies by 2022.

And, all of that, on Slide 16, you might feel like a minor point, but it’s very significant. All of that, the combined companies, are going to be underpinned by an intellectual property estate that is very significant and very strong for a company at this stage. The Xeris patent goes to 2036, and recently issued patent for RECORLEV is going to take it out to 2040. So, the sustained potential opportunity of the core business, as well as what we can bring out of the laboratory using our technologies to add into our portfolio and our pipeline and eventually put into our combined sales organizations.

So, take a breath. Paul? On Slide 17, you’ll see the road map to close. This combination has been unanimously approved by both Boards of Directors. We will be putting together an integration planning team. We’ve already started looking at how the companies are going to complement each other. Obviously, it’s subject to approval by our respective investors, which we hope to happen by the end of the third quarter. And we expect that we can close the combination and be well on our way by the beginning of the fourth quarter of this year.

So, with that being said, and everything that we’ve talked about so far, before we get to the questions, I want to reiterate why we’re here today, why we’re so excited about this combination.

Bringing these two companies together will create an innovative leader in both endocrinology and rare disease. We’ll have an expanded development pipeline, stronger revenue base; two growing commercial assets and near-term potential for a third important asset in endocrinology; a scalable platform for continued development and consolidation; a specialized commercial platform that is significant and up and running in the space already; and significant potential synergies by putting the two companies together, both in terms of overlap and cost avoidance.

So, with that, I’ll turn it over to John for any closing comments.

John Johnson

We’re very excited about this transformational step that we’re beginning to take today. This combination, in our minds, have the clear pathway to success and value creation. We have a shared vision with the team at Xeris and we’re excited to make it a reality and have an even greater impact on the patients that we serve.

And with that, Operator, we will open it up for questions.

Operator

Thank you. Your next question is from Annabel Samimy with Stifel. Your line is open.

Annabel Samimy

Hi all. Thanks for taking my question. I was curious about the potential peak sales of RECORLEV. You said it was around $250 million to $350 million peak sales. With the Xeris infrastructure and the potential broader sales presence, do you think that you can push beyond that? I think you’ve been wanting to position this as potentially a front line therapy for Cushing syndrome and some of the treatments out there right now for Cushing syndrome are well above 500. So just curious about the potential there. Thanks.

John Johnson

Thanks, Annabel. We certainly are excited about this, as you know from our calls with you. There really are the academic centers in the community, and certainly when you look at Quorolum (phon), you see a lot of growth there. We know that this is going to certainly help the uptake and turbo charge the launch. We’re not going to give any new guidance based upon the combination. We do know that the synergies are significant. We’re going to be able to fund not only the growth of RECORLEV but also Gvoke and the balance of the pipeline. As time goes on, certainly, Paul and team will give you updates on their views of RECORLEV and how it’s going but today we’re not going to be able to give you any additional insight into that. But there’s no doubt in my mind that this is the right step to maximize RECORLEV.

Paul Edick

And Annabel, the only thing I would add to what John said is, what it gives us more than anything else is a fast start. And like John said, we’re not going to give additional guidance, but we’re going to hit the ground running, and that’s one of the most important things about this combination relative to RECORLEV.

Annabel Samimy

I guess if I can ask a follow-up on that. As it relates to the CVR and the launch milestones, 40 and 80 seem like a relatively low hurdle. Can you talk a little bit about the value of that CVR relative to what you think the potential of that product could be?

John Johnson

Yes. Certainly, Annabel, we think that that CVR is very achievable. We’re not going to give any guidance on RECORLEV today for the launch, but certainly as we assess the deal, we believe that’s very achievable, and certainly as you look at Istoriza (phon) and the uptake that they have, I think that gives us confidence, and the fact that we believe, and certainly our Board believes, that those are achievable.

Annabel Samimy

Okay, great. Thank you.

Operator

Your next question is from Chris Howerton from Jefferies. Your line is open.

Chris Howerton

Hi, good morning, everybody, and congratulations on a really exciting transaction. I guess the—I don’t know if you’ll be able to answer this question, but I was curious on the $50 million in synergy if that included kind of current infrastructure that is existing within both of the entities, or if some of that synergy is potential spend that would have been made against RECORLEV by the Strongbridge team as a separate entity. And then I guess the second question I have is something I ask Rich all the time, so I’m sure he’ll be expecting it is just what is the expectation that Xeris has with respect to the lifecycle management of KEVEYIS? Thank you.

Paul Edick

This is Paul. I’ll take the first piece. The answer to your question on the $50 million is yes, it’s in both. There is some overlap between the two companies, especially G&A and headquarters and back office, etc. But very importantly, as John said very eloquently in our talk, not having to build a commercial organization to launch RECORLEV, having a plug-and-play opportunity to put it into the Xeris endocrinology sales force, which you may not have listened to one of our previous calls, that sales force we’re currently expanding ahead of back-to-school, it’s going to be close to 110 people by the time we have the opportunity to potentially launch RECORLEV. So, the ability to avoid building that in Strongbridge is an important part of the $50 million.

I’ll turn it over to John on the lifecycle question because he’s probably gotten it frequently.

John Johnson

Yes, I’ll just touch too, Chris, on the cost avoidance. You can certainly get at the pituitary centers with relatively strong number of reps, but if you really want to maximize the opportunity in Cushing’s you have to get out in the community, especially those large community endo offices that Xeris has relationships in.

So, we avoid those costs. As you know from our prior discussions, we were evaluating exactly what that was going to take, how quickly we would be able to do it and managing that along with our financial profile. This really allows us to just turbo charge the launch and accelerate it. Rich, I’ll have him comment here on the KEVEYIS lifecycle.

Rich?

Rich Kollender

Good morning, Chris. Thanks so much for the question. As you could imagine, as a combined company, we’re going to continue all efforts to move our KEVEYIS patent estate forward with the U.S. PTO as well as through the appeals process that’s currently underway. We continue to remain optimistic that we’ll have more news to share with the market in the back half of this coming year relative to that estate. We continue to feel strongly about the strategy that we followed there. It’s not dissimilar from the strategy that we followed with RECORLEV. And you can see based on our announcement a few weeks ago, we were successful on that strategy with RECORLEV. So to the extent we can have some read-through there, we remain optimistic on our chances for KEVEYIS.

Chris Howerton

Okay. All right, very good. I know you said one question, one follow-up, but if you’ll take another one, I would appreciate it.

Rich Kollender

Sure.

Chris Howerton

Okay. Great, thank you. I guess, the thing that popped to my mind was what is the planned distribution model. Obviously, I’m familiar with kind of the current infrastructure for KEVEYIS and some of the plans that were made for Cushing’s. Is it going to be especially pharmacy distribution with the pandemic and telemedicine becoming more prevalent? What is the view of the combined company on at-home delivery in that kind of distribution? Thank you.

John Johnson

Yes. Our current thinking, Chris, is that we’ll maintain the specialty pharmacy approach that we’ve taken here in rare disease. There’s always the distribution piece but there’s also helping ensure access and the patient services that ties in with that, as you know. So, at this point in time, certainly at the launch, we’ll continue with the specialty approach for RECORLEV, and Xeris certainly has a much broader distribution profile, which could be leveraged downstream.

Paul Edick

Yes, I would agree with that. More and more we’re seeing our product in both mainstream and specialty as well. So, they’re very complementary.

Chris Howerton

Okay. Well very good, and thanks again for taking the questions. And I’ll offer my congratulations again. Thanks.

John Johnson

Thanks, Chris.

Operator

Your next question is from Daniel Busby from RBC. Your line is open.

Daniel Busby

Hey, good morning everyone. Two questions. First, Paul, can you talk a little bit more about the genesis for this deal? Is this acquisition triggered by any recent developments within Xeris or was it more opportunistic in nature, and how do you make sure this doesn’t become a distraction for the Gvoke launch? Second, with respect to leveraging the XeriSol and XeriJect technology platforms within Strongbridge’s pipeline, I mean, have you identified any specific applications or programs that you could talk about at this juncture?

Paul Edick

I’ll take them in reverse order, Dan. Thank you very much. From a technology perspective, there’s nothing that we want to talk about right now that we’re looking at. As you know, we can go in a number of directions. What this does for us is it puts us squarely into specialty, dura-muscular (phon) rare disease and endocrinology, and we continue to look at opportunities to bring products forward and using our technology. As we get to Phase 2 with anything, then we’ll be disclosing more, but right now it’s early.

In terms of distractions, our reps are hedged down focused on Gvoke. Our entire organization is really focused. As we talked about in our call a week or so ago, we’re adding to the field force, we’re adding targets, we’re getting ready for what we hope to be a robust back-to-school. So, no distractions there.

And when you look at potential integration from a commercial perspective, getting ready for RECORLEV is the standing organization we already have and is getting deeper into those endocrinology offices and enhancing those relationships.

From a genesis perspective, as John said, we all here constantly wire all of you little one or two product companies building all of your own commercial infrastructure. Why aren’t you guys getting together? And John and I got on the phone and said, “Hey, let’s have a conversation because there’s some real potential synergies here and very complementary organizations in very complementary therapeutic approaches.” And it just made a ton of sense from the very first conversation we had.

Daniel Busby

Great. Thanks for the color.

Operator

Your next question is from Harta Singh (phon) Oppenheimer. Your line is open.

Jackie Yan

Hey, good morning. This is Jackie Yan for Harta. Congrats on the deal, and thanks for taking all the questions. Question for John just on KEVEYIS. If you could talk about the potential synergy on the legal patent (inaudible) on executing IP strategies on KEVEYIS. What I’d also like to know your confidence in (inaudible). And lastly, just want to make sure which is if you expect (inaudible) KEVEYIS IP in the second half of this year. Thank you.

John Johnson

You broke up a little bit on our end. What was the first question again, I’m sorry?

Jackie Yan

Yes, the first part of my question is just wondering if you could talk about the potential synergy on the legal or the patent (inaudible) on executing IP strategies on KEVEYIS. That’s the first part.

John Johnson

Yes. What I would say to that certainly is that Xeris has done a wonderful job of wrapping in intellectual property around their invention. Certainly, they had a chance to take a look at our IP estate. I’m sure that they have some ideas. We won’t be disclosing any plans today. We’ve continued to guide towards the end of this year to hear more about the KEVEYIS IP in particular, and we’ll be giving you an update at that point.

Was there anything that I missed?

Jackie Yan

No, I think that’s very helpful. Just want to make sure we should still expect an update towards the second half of this year regarding KEVEYIS’ IP through a press release or...

Rich Kollender

Whether or not it’ll be through a press release or some other means, on an earnings call or something like that, to be determined, but our timeline remains consistent with what we’ve just articulated that we would expect to be back with some information in the second half of this year.

Jackie Yan

Okay, got. Super helpful. Thank you.

Rich Kollender

Of course. Thanks for your question.

Operator

Your next question is from Jon Wolleben with JMP Securities. Your line is open.

Jon Wolleben

Hey, good morning. Thanks for taking the questions and congrats on the deal. Just a follow-up on the RECORLEV launch. You mentioned the 110 sales reps and the $50 million impact to sales. I’m wondering if you have an idea of how many people are going to be allocated to the RECORLEV launch. And then, just trying to understand if there’s any more complications or hurdles to closing the deal given the Irish Takeover laws, if you could walk us through any additional kind of timing or continue to use because of that. Thank you.

Paul Edick

(Multiple speakers)

John Johnson

As it relates—go ahead, Paul.

Paul Edick

I was just going to—let me start, John, and then you can finish. The Irish Takeover Rules we’ve addressed effectively. I don’t see any bumps in the road in the future relative to that, and John can comment further.

On the launch, you’re right, we’re going to have a very robust and experienced endocrinology organization. Both inside and outside, we’ll be more than able to cover all of the centers and go out into the community. Whether or not we allocate—put RECORLEV in every single one of those reps’ territories, there might not be the potential in some, but we have the capability to cover everything that’s necessary and then some.

John, go ahead.

John Johnson

Yes. What I would say is, when you look at (inaudible) community endocrinology clinics, oftentimes working in office and having the ability to have a discussion with the staff around any patients they may have with Cushing’s disease in the practice and who they should specifically target will help dictate during that profiling where the Xeris resources would be used. We do know that we will be hitting the pituitary centers with excellent coverage, both reach and frequency, and then the community is a bit more on understanding the profiling.

As it relates to the Irish piece, I would just echo what Paul said. We are following the takeover rules to the letter, and you will see continued shareholder communication from us in the weeks ahead.

Operator

Your next question is from Difei Yang with Mizuho Securities. Your line is open.

Difei Yang

Hi. Good morning. Thank you for taking our questions. I have one question and one follow-up. The first question is on Strongbridge’s commercial infrastructure. Would you remind us how many, what’s the size of the sales force and what’s the size of internal support structure? And then the follow-up question is on KEVEYIS on whether there’s an end filing pending. Thank you.

John Johnson

As it relates to the commercial infrastructure today, we have 17 reps out in the field, three managers. We have about 30 total in that. I think it’s important to remember we also have patient services, which is such an important component of rare diseases and something that we believe we do particularly well. So, all of those folks will be leveraged going forward. They will remain as part of the combined entity. We’ve been really pleased with their performance. They’ve demonstrated strong growth here with KEVEYIS. We continue to refine our patient services model and specialty distribution model with great success during the pandemic, and really created relationships with both providers and patients to help them through such a difficult time.

So they’ll be a part of it and that will be the bolt-on piece to Xeris that we talked about before.

As it relates to the second question, I’ll have Rich just address that.

Rich Kollender

Yes. Just briefly, at this moment we’re not aware of any end of filings for KEVEYIS, for dichlorphenamide.

Difei Yang

Thank you.

Paul Edick

And just say I just want to make sure that we’re clear. The bolt-on sales organization that John is referring to is currently 100% dedicated and focused on KEVEYIS. The RECORLEV product will go into our endocrinology sales force.

Do you have a follow-up? No?

Operator

Your next question is from David Amsellem from Piper Sandler. Your line is open.

Zack

Hi everyone. This is Zack on for David. Thanks for taking my questions, and congrats on the transaction. Would you mind just speaking broadly on the role you envision for RECORLEV as the Cushing’s disease market evolves with the emergence of new treatments like, for example, in the virus’ (phon) oral product launch. Last year, EGFR inhibitors are being studied now in this condition. So just more color on the Cushing’s disease market going forward would be helpful. Thank you.

John Johnson

Sure. We’ll have Dr. Fred Cohen, our Chief Medical Officer at Strongbridge address that. Fred?

Dr. Fred Cohen

Hi. Thanks for the question. So there’s no doubt that these newer therapies that are being developed are contributing to better treatment for Cushing’s. Patients are not satisfied with the existing therapies for the most part and we’re seeing increasing use of branded drugs that have been well studied encroaching on these older generic drugs that have been used off label for decades, Isturisa from Novartis, originally now with Recordati, being the latest example.

So, you know Isturisa works through inhibition of cortisol synthesis by inhibiting a specific enzyme. RECORLEV acts through also that same enzyme but also inhibits other upstream enzymes to cortisol synthesis and inhibition, resulting in a different phenotype or different pharmacological profile.

There are some other drugs that are farther back in development. At this point none of those drugs short of relacorilant, which is the sort of predecessor, or rather than progeny, if you will, of Korlym, none of those has strong Phase 2 data at this point. So, it’s difficult to say where things will shake out.

You mentioned specifically EGFR receptors, antagonists. Those drugs are being reserved for patients with carcinoma, pituitary carcinoma, which is extremely rare in Cushing’s disease. They’re also reserved for patients that don’t have carcinoma but which have invasive, dural invasive corticotrophinomas that are large and can’t be treated effectively otherwise as needed so they’re using EGFR receptors, antagonists off label for those conditions.

For the most part, none of those EGFR antagonists are being studied on label. In other words, there’s no active INDs that I’m aware of using that technology, nor do I expect any. The toxicological profile of that class of drugs is really not competitive with the profiles, the safety profiles of these other classes in development, including that of RECORLEV. In my judgment, I don’t see those being major players. I do however, see continued expansion for drugs such as RECORLEV, for Isturisa, and perhaps, in the future, in the next maybe three to four years, for Relecorlev (phon).

Zack

Okay. That’s super helpful. Thank you.

Operator

Your last question is from Robin Garner from Craig-Hallum. Your line is open.

Robin Garner

Hi. Congratulations on the transaction. Two questions for you. The first, were there any precedent transactions that guided the structure of this one?

Paul Edick

Not really. We tried to structure this to be as beneficial to the investors as possible with long-term opportunity for significant upside and is reflective of where the two companies are in terms of our growth today and the potential for the future, especially when you look at our combined portfolio.

Robin Garner

Okay, thank you for that. And then my last question is, how does the Xeris team think about the rare disease space and how the combined company can best make use of the existing rare disease sales force at Strongbridge?

Paul Edick

Yes. Like I said in my comments and John in his, this really does move the combined organization into specialty and rare disease. We like the neuromuscular space. We are not going to talk about anything that we’ve looked at but we’re looking at all the different things that our technology could potentially do in the space. So it’s exciting for us because it really does provide an incremental piece of focus that we can leverage over time and we’ve got two different technologies that we can potentially bring to bear.

John Johnson

And at the end of the day, Robin, we truly believe it unlocks some fundamental value, and we certainly heard investors talk about how moves like this would make a lot of sense in this space, and we looked at Xeris it was a perfect fit for us to try to unlock that fundamental value.

So thank you so much for the question.

Robin Garner

Thank you and congratulations.

Paul Edick

Thanks Robin.

Operator

There are no further questions at this time. Now I’ll turn the call back over to Paul Edick.

Paul Edick

Okay. Thank you very much, Operator. Thanks to everyone who was listening in. We look forward to building a very exciting company. Thanks to the Strongbridge team and the Xeris team for getting this combination together. We’re very excited about the potential in the short term and in the future, and we’re looking forward to it. So thank you very much.

John, anything else?

John Johnson

No, I would just say that we’re really excited here, Paul, as well, and we look forward to unlocking the fundamental value and we’re ready to get to work to create a great company.

Paul Edick

Sounds good. Thank you.

John Johnson

Thank you.

Operator

This concludes today’s conference call. Thank you for participating. You may now disconnect.

The announcement issued jointly by Xeris and Strongbridge under Rule 2.5 of the Irish Takeover Rules on May 24, 2021 (the “Rule 2.5 Announcement”) is available on Xeris’ website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com.

Appendix I to the Rule 2.5 Announcement contains further details of the sources of information and bases of calculations set out in this communication. Appendix II to the Rule 2.5 Announcement contains definitions of certain expressions used in this communication.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made in the United States absent registration under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The proposed transaction will be made solely by means of the Scheme Document (or, if applicable, the Takeover Offer Document), which will contain the full terms and conditions of the proposed transaction, including details of how Strongbridge shareholders may vote in respect of the proposed transaction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Xeris, Xeris Biopharma Holdings and Strongbridge will prepare and Xeris Biopharma Holdings will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Strongbridge and Xeris and that also will constitute a prospectus with respect to the Xeris Biopharma Holdings Shares to be issued pursuant to the proposed transaction. The joint proxy statement will also contain the Scheme Document and further information relating to the implementation of the proposed transaction, the full terms and conditions of the scheme, notices of the Xeris shareholder meeting and the Strongbridge shareholder meetings and information on the Xeris Biopharma Holdings shares. Xeris and Strongbridge may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement or any other document which Xeris, Xeris Biopharma Holdings or Strongbridge may file with the SEC.

The joint proxy statement, if and when filed, as well as Xeris’ and Strongbridge’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Xeris’ filings, at Xeris’ website at www.Xerispharma.com, and in the case of Strongbridge’s filings, at Strongbridge’s website at www.Strongbridgebio.com.

INVESTORS, XERIS SHAREHOLDERS AND STRONGBRIDGE SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION AND RELATED MATTERS.

Any vote in respect of the resolutions to be proposed at the Strongbridge shareholder meetings to approve the proposed transaction, the scheme or related matters, or any decision in respect of, or other response to, the proposed transaction, should be made only on the basis of the information contained in the joint proxy statement (including the Scheme Document). Similarly, any decision in respect of the resolutions to be proposed at the Xeris shareholder meeting or any decision in respect of, or other response to, the proposed transaction, should be made only on the basis of the information contained in the joint proxy statement.

PARTICIPANTS IN THE SOLICITATION

Xeris, Xeris Biopharma Holdings, Strongbridge and their respective directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, which may be different from those of Xeris shareholders or Strongbridge shareholders generally, by security holdings or otherwise, will be set forth in the joint proxy statement (which will contain the Scheme Document) and any other relevant documents that are filed or will be filed with the SEC relating to the proposed transaction. Information about Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking statements with respect to a proposed transaction involving Xeris and Strongbridge and Xeris’, Strongbridge’s and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Xeris and, following the acquisition, if completed, the combined group. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary shareholder or regulatory approvals or required financing or to satisfy any of the other conditions to the possible acquisition, the reaction of Xeris’ and Strongbridge’s shareholders to the proposed transaction, adverse effects on the market price of Xeris shares of common stock or Strongbridge ordinary shares and on Xeris’ or Strongbridge’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Strongbridge’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Xeris shares of common stock or Strongbridge ordinary shares, significant transaction costs and/or unknown or inestimable liabilities, the risk that any potential payment of proceeds pursuant to the CVR Agreement may not be distributed at all or result in any value to Strongbridge shareholders, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, the impact of the COVID-19 pandemic on Xeris’ or Strongbridge’s businesses or the combined businesses following the consummation of the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Xeris’ or, as the case may be, Strongbridge’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Xeris’ plans with respect to Strongbridge, Strongbridge’s or Xeris’ actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Xeris is set forth in Item 1A, “Risk Factors,” in Xeris’ 2020 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Strongbridge is set forth in Item 1A, “Risk Factors,” in Strongbridge’s 2020 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this communication.

Any forward-looking statements in this communication are based upon information available to Xeris, Strongbridge and/or their respective boards of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, none of Xeris, Strongbridge or any member of their respective boards of directors undertakes any obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Xeris, Strongbridge or their respective boards of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Statement Required by the Irish Takeover Rules

The Xeris directors and the Xeris Biopharma Holdings directors accept responsibility for the information contained in this communication other than that relating to Strongbridge, the Strongbridge group, and the Strongbridge directors, and members of their immediate families, related trusts and persons connected with them, and for the statements made by Strongbridge in respect of Xeris and Xeris Biopharma Holdings. To the best of the knowledge and belief of the Xeris directors, the Xeris Biopharma Holdings directors (who, in each case, have taken all reasonable care to ensure such is the case), the information contained in this communication for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Strongbridge directors accept responsibility for the information contained in this communication relating to Strongbridge, the Strongbridge group and the Strongbridge directors and members of their immediate families, related trusts and persons connected with them, except for the statements made by Xeris in respect of Strongbridge. To the best of the knowledge and belief of the Strongbridge directors (who, in each case, have taken all reasonable care to ensure such is the case), the information contained in this communication for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

SVB Leerink LLC is acting as Xeris’ financial advisor in connection with the proposed transaction. In connection with the proposed transaction, SVB Leerink LLC and its directors, officers, employees, affiliates and agents will not regard any other person as its client, nor will it be responsible to anyone other than Xeris for providing the protections afforded to clients of SVB Leerink LLC or for giving advice in connection with the proposed transaction or any matter referred to herein.

MTS Health Partners, LP is acting as financial adviser to Strongbridge in connection with the proposed transaction. In connection with the proposed transaction, MTS Health Partners, LP and its directors, officers, employees, affiliates and agents will not regard any other person as its client, nor will it be responsible to anyone other than Strongbridge for providing the protections afforded to clients of MTS Health Partners, LP or for giving advice in connection with the proposed transaction or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Strongbridge or Xeris, all ‘dealings’ in any ‘relevant securities’ of Strongbridge or Xeris (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Strongbridge or Xeris, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Strongbridge by Xeris or ‘relevant securities’ of Xeris by Strongbridge, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in single quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020.

No Profit Forecast / Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Xeris or Strongbridge or Xeris Biopharma Holdings as appropriate. No statement in this communication constitutes an asset valuation.

General

This communication contains certain statements as to the estimated synergies arising from the proposed transaction. There are various material assumptions underlying the synergy (including cost reduction and cost avoidance) estimates which may result in the synergies being materially greater or less than estimated. The estimate of synergies should therefore be read in conjunction with the key assumptions underlying the estimates set out in Appendix I to the Rule 2.5 Announcement. The estimate of synergies set out in this communication has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) KPMG and (ii) SVB Leerink LLC. Copies of their respective reports are included in Appendix IV and Appendix V to the Rule 2.5 Announcement. The synergies exclude any potential revenue synergies. None of the synergies or other cost reduction or avoidance statements should be construed as a profit forecast or interpreted to mean that Xeris Biopharma Holding’s profits or earnings in the first full year following completion of the proposed transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of Xeris and/or Strongbridge for the relevant preceding financial period or any other period.

The release, publication or distribution of this communication in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions. Accordingly, copies of this communication and all other documents relating to the proposed transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such Restricted Jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

Publication on a website

In accordance with Rule 19.9 of the Irish Takeover Rules, a copy of this communication will be published on Xeris’ website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com.

The content of any website referred to in this communication is not incorporated into and does not form part of this communication.